EXHIBIT 20.3
                                                                    ------------


MANAGEMENT'S DISCUSSION AND ANALYSIS

ADVISORIES

MANAGEMENT'S DISCUSSION AND ANALYSIS ("MD&A") IS INTENDED TO PROVIDE BOTH AN HISTORICAL AND PROSPECTIVE VIEW OF THE COMPANY'S ACTIVITIES. THE MD&A WAS PREPARED AS AT MARCH 15, 2006 AND SHOULD BE READ IN CONJUNCTION WITH THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES FOR THE YEAR ENDED DECEMBER 31, 2005. THE CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN PREPARED IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP"). A RECONCILIATION TO U.S. GAAP IS INCLUDED IN NOTE 19 TO THE CONSOLIDATED FINANCIAL STATEMENTS.

ADDITIONAL ADVISORIES WITH RESPECT TO FORWARD LOOKING STATEMENTS, THE USE OF NON-GAAP FINANCIAL MEASURES, AND THE USE OF BOE VOLUMETRIC MEASURES ARE SET OUT AT THE END OF THIS MD&A.

CORPORATE OVERVIEW & STRATEGY

Compton Petroleum Corporation is an independent, public company actively engaged in the exploration, development, and production of natural gas, natural gas liquids, and crude oil in Western Canada. The Company's activities are concentrated in three core geographic areas, primarily in Alberta, in the Western Canada Sedimentary Basin. Compton's growth and reserve base has resulted predominantly from exploration and development activities, complemented by strategic acquisitions.

Compton's objective has been and remains that of building an exploration and development company capable of delivering and sustaining long term growth. Management has adhered to a consistent strategy in pursuing this objective. Major components of Management's strategy currently include:

     o  concentrating activities in a limited number of core areas;
     o  focusing on unconventional natural gas in large resource plays;
     o pursuing growth through the drill bit, complemented by selective acquisitions;
     o  controlling infrastructure and operatorship; and
     o  maintaining financial flexibility.


RESULTS OF OPERATIONS

EXECUTIVE SUMMARY

o Drilling program included 392 wells in 2005, with a 96% success rate, more than double the 186 wells drilled in 2004.
o Annual production averaged 29,424 BOE/D, a 9% increase from the prior year.
o Cash flow from operations increased 57% to $278 million driven by production growth and strong commodity prices.
o    Operating  earnings for the year rose 100% to $94 million.
o    Net earnings for the year increased 28% to $81 million.

CASH FLOW FROM OPERATIONS AND NET EARNINGS

-----------------------------------------------------------------------------------------------------------
Years ended December 31,                                                 2005          2004         2003
-----------------------------------------------------------------------------------------------------------
Cash flow from operations (1) ($000s)                                $ 278,112     $ 177,131     $ 154,893
Per share:  basic                                                    $    2.21     $    1.51     $    1.33
            diluted                                                  $    2.11     $    1.43     $    1.27
Net earnings ($000s)                                                 $  81,326     $  63,633     $ 118,880
Per share:  basic                                                    $    0.65     $    0.54     $    1.02
            diluted                                                  $    0.62     $    0.51     $    0.97
-----------------------------------------------------------------------------------------------------------

(1) Cash flow from operations represents net earnings before depletion and depreciation, future income taxes, and other non-cash expenses.

Cash flow from operations in 2005 reached a new high as a result of strong commodity prices and increasing production levels.

Net earning in 2005 increased $18 million, or 28%, from 2004 and were reduced by non-recurring one-time costs of $14.4 million ($20.8 million before taxes) relating to the repurchase of U.S.$158.25 million of 9.90% Senior Notes. See discussion on Tender Costs.

The following table reconciles cash flow from operating activities to cash flow from operations.

-----------------------------------------------------------------------------------------------------------
Years ended December 31,  ($000s)                                       2005          2004          2003
-----------------------------------------------------------------------------------------------------------
Cash flow from operating activities, as reported                     $ 286,553     $ 164,537     $ 156,211
Changes in non-cash operating working capital items                     (8,441)       12,594        (1,318)
-----------------------------------------------------------------------------------------------------------
Cash flow from operations                                            $ 278,112     $ 177,131     $ 154,893
-----------------------------------------------------------------------------------------------------------

OPERATING EARNINGS

Operating earnings is a non-GAAP measure that adjusts net earnings by non-operating items that Management believes reduce the comparability of the Company's underlying financial performance between periods. The following reconciliation of operating earnings has been prepared to provide investors with information that is more comparable between years.

SUMMARY OF OPERATING EARNINGS

-----------------------------------------------------------------------------------------------------------
Years ended December 31, ($000s, except per share amounts)               2005         2004          2003
-----------------------------------------------------------------------------------------------------------
  Net earnings, as reported                                          $   81,326    $  63,633     $ 118,880
  Non-operational items, after tax
    Unrealized foreign exchange (gain)                                   (6,339)     (11,821)      (37,761)
    Unrealized risk management loss                                       6,345        1,338             -
    Stock-based compensation                                              3,682        2,094           451
    Tender costs on repurchase of 9.90% notes                            14,414            -             -
    Future tax recovery due to tax rate reductions                       (5,764)      (8,359)      (37,130)
-----------------------------------------------------------------------------------------------------------
  Operating earnings                                                 $   93,664    $  46,885     $  44,440
  Per share:  basic                                                  $     0.75    $    0.40     $    0.38
              diluted                                                $     0.71    $    0.38     $    0.36
-----------------------------------------------------------------------------------------------------------

The same factors that drove the increase in cash flow from operations - strong commodity prices and higher production volumes - resulted in 2005 operating earnings almost doubling the prior year level.

REVENUE

-----------------------------------------------------------------------------------------------------------
Years ended December 31,                                                2005           2004         2003
-----------------------------------------------------------------------------------------------------------
AVERAGE PRODUCTION
   Natural gas (MMCF/D)                                                    131           123          118
   Liquids (BBLS/D)                                                      7,646         6,330        5,924
-----------------------------------------------------------------------------------------------------------
  Total (BOE/D)                                                         29,424        26,876       25,552

BENCHMARK PRICES
  NYMEX (U.S.$/MMBTU)                                                $    8.55     $    6.09    $    5.60
  AECO ($/MCF)                                                       $    8.04     $    6.44    $    6.35
  WTI (U.S.$/BBL)                                                    $   56.56     $   41.40    $   31.04
  Edmonton par ($/BBL)                                               $   68.72     $   52.37    $   43.14

REALIZED PRICES
   Natural gas ($/MCF)                                               $    8.42     $    6.46    $    6.27
   Liquids ($/BBL)                                                       56.04         43.21        35.59
-----------------------------------------------------------------------------------------------------------
  Total ($/BOE)                                                      $   51.95     $   39.82    $   37.16
-----------------------------------------------------------------------------------------------------------

REVENUE ($000s)
  Natural gas                                                        $ 401,468     $ 291,565    $ 269,622
  Liquids                                                              156,411       100,094       76,943
-----------------------------------------------------------------------------------------------------------
  Total                                                              $ 557,879     $ 391,659    $ 346,565
-----------------------------------------------------------------------------------------------------------

Revenue in 2005 increased from the comparable period due to a combination of increased production volumes and higher realized prices.


SUMMARY OF REVENUE INCREASES FROM PRODUCTION AND PRICING

-----------------------------------------------------------------------------------------------------------
                                                                Natural Gas          Liquids        Total
($000s)                                                           Revenue            Revenue       Revenue
-----------------------------------------------------------------------------------------------------------
Reported 2004 revenue                                             $ 291,565        $ 100,094     $ 391,659
Increase in production volumes                                       21,659           26,579        48,238
Increase in prices                                                   88,244           29,738       117,982
-----------------------------------------------------------------------------------------------------------
Reported 2005 revenue                                             $ 401,468        $ 156,411     $ 557,879
-----------------------------------------------------------------------------------------------------------

Production volumes in 2005 increased 9% from 2004 as a result of the Company's 2005 drilling program. Production growth in Southern Alberta, which accounts for 60% of Compton's total volumes, was hampered by abnormally wet weather conditions during the summer months. Well completions, pipeline constructions, and tie-ins scheduled for the second and third quarters were delayed by field conditions, partially offsetting Compton's aggressive efforts to increase annual production volumes.

Compton's natural gas production is sold under a combination of longer term contracts with aggregators and short term daily or 30 day AECO indexed contracts. Approximately 10% of the Company's natural gas production in 2005 was committed to aggregators, compared to an average of 11% in 2004. The average aggregator price realized in 2005 was $1.25/MCF less than the non-aggregator prices realized during the year.

Compton's crude oil sales are priced based upon Edmonton postings and are typically sold on 30 day evergreen arrangements. Natural gas liquids are bid out on an annual basis to obtain the most favourable pricing. The Company sells crude oil and natural gas liquids primarily to refineries and marketers of crude oil and natural gas liquids.

From time to time, Compton may enter into hedging arrangements to mitigate commodity price risk. In accordance with the Company's policy, hedging programs will not exceed 50% of non-contracted production. Commodity hedge gains and losses are reflected in "Risk Management" on the consolidated income statements.

ROYALTIES

-----------------------------------------------------------------------------------------------------------
Years ended December 31,  ($000s, except where noted)                   2005          2004          2003
-----------------------------------------------------------------------------------------------------------
Crown royalties                                                      $ 106,253     $  75,859     $  68,360
Other royalties                                                         26,890        17,939        14,706
-----------------------------------------------------------------------------------------------------------
Total royalties                                                        133,143        93,798        83,066
Alberta royalty tax credit                                                (426)         (382)         (500)
-----------------------------------------------------------------------------------------------------------
Net royalties                                                        $ 132,717     $  93,416     $  82,566

Percentage of revenues                                                   23.8%         23.9%         23.8%
-----------------------------------------------------------------------------------------------------------

The Alberta royalty structure is based upon commodity prices and well productivity, with higher prices and well productivity attracting higher royalty rates. In 2005, the increased in the rate associated with increased prices is offset by increased oil production and an increase in the number of lower productivity gas wells, both which attract lower royalty rates.

OPERATING EXPENSES

-----------------------------------------------------------------------------------------------------------
Years ended December 31,                                               2005           2004          2003
-----------------------------------------------------------------------------------------------------------
Operating expenses ($000s)                                           $  66,802     $  55,655     $  49,916
Operating expenses per boe ($/BOE)                                   $    6.22     $    5.66     $    5.35
-----------------------------------------------------------------------------------------------------------

Operating costs per boe increased year over year due to an overall rise in industry costs and the additional lifting costs associated with increased oil production. High commodity prices in 2005 accelerated activity throughout the oil and gas industry, increasing the demand for and cost of goods and services. Particular increases of note include salaries for additional field staff and contract operators, rising electricity prices in the latter half of 2005, salt water disposal, and emulsion processing.

TRANSPORTATION

-----------------------------------------------------------------------------------------------------------
Years ended December 31,                                               2005           2004         2003
-----------------------------------------------------------------------------------------------------------
Transportation costs ($000s)                                         $ 10,858       $ 8,595      $ 8,447
Transportation costs per boe ($/BOE)                                 $   1.01       $  0.87      $  0.91
-----------------------------------------------------------------------------------------------------------

Compton incurs charges on the transportation of its production from the wellhead to the point of sale. Pipeline tariffs and trucking rates for liquids are primarily dependent upon production location and distance from the sales point. Regulated pipelines transport natural gas within Alberta at tolls approved by the government.

Higher transportation costs in 2005 result from a combination of trucking costs associated with increased crude oil production and surcharges associated with rising fuel costs.

GENERAL AND ADMINISTRATIVE EXPENSES

-----------------------------------------------------------------------------------------------------------
Years ended December 31,  ($000s, except where noted)                   2005           2004        2003
-----------------------------------------------------------------------------------------------------------
General and administrative expenses                                  $  31,451     $  24,663     $  20,355
Capitalized general and administrative expenses                         (3,647)       (2,683)       (3,321)
Operator recoveries                                                     (6,581)       (6,765)       (4,828)
-----------------------------------------------------------------------------------------------------------
Total general and administrative expenses                            $  21,223     $  15,215     $  12,206

General and administrative per boe  ($/BOE)                          $    1.98     $    1.55     $    1.31
-----------------------------------------------------------------------------------------------------------

As budgeted, general and administrative costs increased 39% in the last year. The major component in this year over year increase, contributing 32%, was additional employee costs associated with increased personnel levels and a general increase in salaries necessary to attract and retain qualified personnel in a very competitive industry. Other increases result from the current regulatory environment including Sarbanes Oxley compliance and the resulting increase in legal, audit, and reserve evaluation costs.

INTEREST EXPENSE

-----------------------------------------------------------------------------------------------------------
Years ended December 31, ($000s)                                        2005           2004          2003
-----------------------------------------------------------------------------------------------------------
Interest on bank debt, net                                           $  11,520     $   9,662     $   6,611
Interest on Senior Notes                                                20,912        21,281        21,711
-----------------------------------------------------------------------------------------------------------
Interest expense                                                        32,432        30,943        28,322
Finance charges                                                          2,519         2,790         2,273
-----------------------------------------------------------------------------------------------------------
Total interest and finance charges                                   $  34,951     $  33,733     $  30,595
-----------------------------------------------------------------------------------------------------------

Interest costs in 2005 increased from the prior period due to higher debt levels, precipitated by capital expenditures exceeding cash flow throughout 2005. Interest costs have also been affected by rising interest rates. The impact on interest expense of issuing U.S.$300 million of 7 5/8% Senior Notes late in the year was minimal.

TENDER COSTS

-----------------------------------------------------------------------------------------------------------
Years ended December 31, ($000s)                                                                   2005
-----------------------------------------------------------------------------------------------------------
Premium payment                                                                                  $  7,814
Consent solicitation fee                                                                            5,883
Pro-forma reduction of deferred financing charges on repayment of 9.90% Senior Notes                7,053
-----------------------------------------------------------------------------------------------------------
Total tender costs                                                                               $ 20,750
-----------------------------------------------------------------------------------------------------------

In November 2005, the Company and a wholly owned subsidiary of the Company completed a tender offer and consent solicitation to purchase Compton's 9.90% Senior Notes due in 2009. Holders of U.S.$158.25 million (approximately 96%) of the outstanding 9.90% Notes tendered the notes and delivered consents to amend the Indenture. The premium payment for notes tendered was 104.195% plus accrued and unpaid interest, and the note holders that delivered consents received 103% for a total consideration of 107.195%.

The unamortized portion of deferred financing charges related to the tendered portion of the 9.90% Senior Notes of $7.1 million was also included in tender costs.

NETBACKS

----------------------------------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31, ($/BOE)                                     2005           2004         2003
----------------------------------------------------------------------------------------------------------
Realized price                                                       $  51.95      $  39.82      $  37.16
Royalties, net                                                         (12.36)        (9.50)        (8.85)
Operating expenses                                                      (6.22)        (5.66)        (5.35)
Transportation                                                          (1.01)        (0.87)        (0.91)
----------------------------------------------------------------------------------------------------------
Field operating netback                                              $  32.36      $  23.79      $  22.05
----------------------------------------------------------------------------------------------------------

General and administrative                                              (1.98)        (1.55)        (1.31)
Interest                                                                (3.25)        (3.43)        (3.28)
Current taxes                                                           (0.47)        (0.28)        (0.35)
----------------------------------------------------------------------------------------------------------
Cash flow netback                                                    $  26.66      $  18.53      $  17.11
----------------------------------------------------------------------------------------------------------

RISK MANAGEMENT

Compton's financial results are impacted by external market risks associated with fluctuations in commodity prices, interest rates, and the Canadian/U.S. exchange rate. The Company utilizes various financial instruments for non-trading purposes to manage and mitigate its exposure to these risks. The Company records financial instruments, not designated or not qualifying for hedge accounting, at fair value on the consolidated balance sheets, with subsequent changes recognized in consolidated net earnings.

Financial instruments utilized to manage risk are subject to periodic settlements throughout the term of the instruments. Such settlements may result in a gain or loss to the Company which is recognized as a realized Risk Management gain or loss at the time of settlement.

The mark-to-market fair value of a financial instrument outstanding at the end of a reporting period, reflects the value of the instrument based upon the market conditions existing as of that date. Any change in the fair value of the instrument from that determined at the end of the previous reporting period is recognized as an unrealized Risk Management gain or loss. Unrealized Risk Management gains or losses so recognized may or may not be realized in subsequent periods depending upon subsequent moves in commodity prices, interest rates, or exchange rates affecting the financial instrument.

The mark-to-market fair value method of accounting for financial instruments and the recognition of unrealized gains and losses in determining earnings has introduced an additional element of volatility in earnings that may not be particularly meaningful in assessing the Company's financial performance between periods.

Risk management gains and losses recognized in 2005 are outlined below.

----------------------------------------------------------------------------------------------------------
Year ended December 31,  ($000s)                                          2005        2004         2003
----------------------------------------------------------------------------------------------------------
Commodity contracts
               Realized loss                                         $   9,663     $  9,151      $  5,497
               Unrealized loss (gain)                                    5,136       (1,985)            -
Cross currency interest rate swap
               Realized (gain)                                            (532)      (2,522)       (1,365)
               Unrealized loss                                           5,035        4,164            -
----------------------------------------------------------------------------------------------------------
Total risk management loss                                           $  19,302     $  8,808      $  4,132
----------------------------------------------------------------------------------------------------------

Realized loss                                                        $   9,131     $  6,629      $  4,132
Unrealized loss                                                         10,171        2,179             -
----------------------------------------------------------------------------------------------------------
Total risk management loss                                           $  19,302     $  8,808      $  4,132
----------------------------------------------------------------------------------------------------------


DEPLETION AND DEPRECIATION

----------------------------------------------------------------------------------------------------------
Years ended December 31,                                               2005           2004         2003
----------------------------------------------------------------------------------------------------------
Total depletion and depreciation ($000s)                             $ 105,504     $ 82,554      $  61,749
Depletion and depreciation per boe ($/BOE)                           $    9.82     $   8.39      $    6.62
----------------------------------------------------------------------------------------------------------

The Company's 2005 provision for depletion and depreciation increased $23 million or 28% over 2004. Approximately one third of this increase was due to the increase in 2005 production over that of 2004 with the balance being the result of an overall increase in the depletion and depreciation rate as determined on a boe basis. The depletion and depreciation rate on a boe basis reflects increased costs relating to exploration and development activities as discussed in capital expenditures.

FOREIGN EXCHANGE

The foreign exchange gain recognized on the consolidated statements of earnings results primarily from the translation of the Company's U.S. dollar denominated Senior Notes into Canadian dollars. The Senior Notes are translated and recorded in the financial statements at the year end exchange rate, with any differences from prior measurements recorded as unrealized foreign exchange gain or loss.

The Canadian/U.S. exchange rate increased to one Canadian Dollar being equal to U.S.$0.8577 on December 31, 2005 from one Canadian Dollar being equal to U.S.$0.8308 at December 31, 2004, resulting in the Company recording a $7 million foreign exchange gain in 2005.

On November 22, 2005, pursuant to a tender offer, the Company repurchased U.S.$158.25 million of the 9.90% Senior Notes issued in 2002. As a result of the repurchase, the Company crystallized $62.2 million of the accumulated unrealized foreign exchange gains that had been previously recognized with the strengthening of the Canadian dollar subsequent to the note issuance.


STOCK-BASED COMPENSATION

-----------------------------------------------------------------------------------------------------------
Years ended December 31,                                                2005          2004         2003
-----------------------------------------------------------------------------------------------------------
Options granted (000s)                                                  2,930         2,549         1,503
Weighted average fair value of options granted ($/share)             $   5.45      $   3.70      $   3.01
Stock-based compensation expense recognized ($000s)                  $  5,903      $  3,410      $    760
-----------------------------------------------------------------------------------------------------------

Compton has a stock option plan for Directors, Officers, and employees. The plan is designed to attract, motivate, and retain outstanding individuals and to align their success with that of the Shareholders through achieving corporate objectives. The fair value of options granted is estimated on the date of grant using the Black-Scholes option pricing model and the associated compensation expense is recognized over the vesting period.

TAXES

CURRENT TAXES

Current taxes include federal capital tax which decreased to $1.9 million in 2005 from $2.5 million in 2004 (2003 - $2.5 million) due mainly to a tax rate reduction from 0.200% to 0.175%, as part of the phased elimination of federal capital tax by 2008.

Current taxes in 2005 also include $3.2 million related to the resolution of a Notice of Objection with respect to a corporate acquisition in a prior tax period. As a result of the reassessment resulting from resolution of the Notice of Objection, $7 million of tax deductible exploration expenses denied to the acquired corporation have been added to Compton's tax pools.

FUTURE INCOME TAXES

The Company's future income taxes were $52.3 million in 2005, compared to $33.4 million in 2004 and $20.0 million in 2003. Future taxes in 2004 benefited from an $8 million recovery due to a reduction in the Alberta tax rate from 12.5% to 11.5%. Future taxes in 2003 reflected a recovery of $37 million due to reductions in Canadian federal and Alberta corporate tax rates and related changes to the Canadian federal resource allowance and deductibility of provincial crown charges paid.

CORPORATE TAX RATES

-----------------------------------------------------------------------------------------------------------
Years ended December 31,                                                 2005         2004        2003
-----------------------------------------------------------------------------------------------------------
Statutory rate                                                           37.6%        38.6%       40.6%
Effective rate                                                           39.5%        35.0%       16.4%
-----------------------------------------------------------------------------------------------------------

A reconciliation of the Company's effective tax rate to the statutory rate may be found in Note 15(a) to the consolidated financial statements.

TAX POOLS

The following table summarizes Compton's estimated tax pool balances by classification.

-----------------------------------------------------------------------------------------------------------
                                                                               AVAILABLE       MAXIMUM
                                                                                BALANCE         ANNUAL
As at January 1, 2006                                                           ($000S)       DEDUCTION
-----------------------------------------------------------------------------------------------------------
Canadian exploration expense                                                   $  87,748         100%
Canadian development expense                                                     322,165          30%
Canadian oil and natural gas property expense                                    217,203          10%
Undepreciated capital cost and financing costs                                   222,540         ~25%
-----------------------------------------------------------------------------------------------------------
Total                                                                          $ 849,656
-----------------------------------------------------------------------------------------------------------

A significant portion of the Company's taxable income is generated by a wholly owned partnership. Consolidated earnings before income taxes include $263 million (2004 - $178 million) of partnership earnings that will be included in the following year's income for income tax purposes. Future income taxes include $94 million (2004 - $67 million) as a result of this deferral of partnership earnings.

Based upon planned capital expenditure programs and current commodity price assumptions, it appears the Company will not be cash taxable until 2009.

CAPITAL EXPENDITURES

SUMMARY OF CAPITAL EXPENDITURE ALLOCATION

-----------------------------------------------------------------------------------------------------------
Years ended December 31,                          2005                    2004                    2003
-----------------------------------------------------------------------------------------------------------
                                           ($000S)      %          ($000s)     %           ($000s)      %
-----------------------------------------------------------------------------------------------------------
Drilling and completions                  $318,502      62        $175,003     57         $126,308      57
Land and seismic                            55,469      11          38,326     12           37,128      17
Facilities                                 109,729      21          68,861     23           46,068      21
Acquisitions, net                           28,575       6          22,825      8           11,224       5
-----------------------------------------------------------------------------------------------------------
Sub-total                                  512,275     100         305,015    100          220,728     100
MPP                                          1,261                  11,386                  64,755
-----------------------------------------------------------------------------------------------------------
Total capital expenditures                $513,536                $316,401                $285,483
-----------------------------------------------------------------------------------------------------------

In 2005, Compton significantly increased its drilling program over that of previous years with the express objective of realizing on its unbooked resource potential. The Company drilled 334 net wells (392 gross) in 2005 as compared to 146 net wells (186 gross) in 2004. The number of net wells drilled in 2005 increased 129% over the number of net wells drilled in 2004. Reflecting this growth in activity, total 2005 capital expenditures, excluding MPP related expenditures, increased $207 million, or 68%, from $305 million in 2004 to $512 million in 2005.

As would be expected with the increased well count, 70% of the increase in capital expenditures relates to drilling and completion costs which increased $143 million from $175 million in 2004 to $319 million in 2005. On a per well basis, drilling and completion costs actually decreased 21% to an average of $0.95 million per net well in 2005 from an average of $1.2 million per net well in 2004. The decrease in the average cost per well reflects the Company's drilling focus during 2005. The Company's 2005 drill program included an additional 80 wells targeting Charlie Lake oil at Cecil and Worsley and an additional 110 wells targeting shallower Belly River gas in Southern Alberta as compared to 2004. These wells, and particularly the Belly River wells, are lower cost as compared to the deeper targets that comprise a greater percentage of the 2004 drill count.

Facility  expenditures,   which  included  processing  facilities,   gathering
systems, compression and well equipment, comprised 21% of total capital expenditures and increased in relation to the Company's increased level of activity.

Strong commodity prices have accelerated capital programs and competition throughout the oil and gas industry, raising the demand and costs of land, drilling rigs, completion services, and supplies. During 2005, Compton experienced cost increases ranging as high as 20% for certain services over 2004 levels. In addition to the increased level of activity in 2005, capital expenditures for the year reflect this overall increase in the cost of goods and services.

LIQUIDITY AND CAPITAL RESOURCES

-----------------------------------------------------------------------------------------------------------
As at December 31,  ($000s, except where noted)                         2005          2004           2003
-----------------------------------------------------------------------------------------------------------
Working capital (1)                                                  $  62,431     $     603     $  (21,843)
Bank debt                                                              177,900       220,000        164,500
Senior term notes                                                      357,640       198,594        213,246
-----------------------------------------------------------------------------------------------------------
Total indebtedness                                                   $ 597,971     $ 419,197     $  355,903

Capital stock                                                        $ 226,444     $ 135,526     $  131,577
Contributed surplus                                                      9,173         3,840            760
Retained earnings                                                      360,719       284,712        224,569
-----------------------------------------------------------------------------------------------------------
Shareholders' equity                                                 $ 596,336     $ 424,078     $  356,906

Debt to cash flow from operations (2) (3)                                 1.93          2.36           2.44
Debt to book capitalization (2)                                            47%           50%            51%
Debt to market capitalization (2)                                          20%           25%            35%
-----------------------------------------------------------------------------------------------------------

(1)  Working capital excludes unrealized risk management items.
(2) Debt includes current and long term portion and excludes unrealized risk management items.
(3)  Based on trailing 12 month cash flow from operations.

Working capital at December 31, 2005 decreased from the prior year due to the Company's extremely active fourth quarter and the resulting increase in trade payables. At year end, Compton had drawn $178 million on its available $289 million syndicated credit facility.

In November 2005, a wholly owned subsidiary of the Company issued U.S.$300 million of 7 5/8% Senior Notes due in 2013. The proceeds were used to repay a portion of the Company's debt under its senior secured credit facilities and to fund the purchase of a portion of the 9.90% Senior Notes due in 2009, by a wholly owned subsidiary of the Company. At December 31, 2005, U.S.$6.75 million of the 9.90% Notes remain outstanding but can be called, at a premium, anytime after May 15, 2006. The purchase of the 9.90% Notes eliminated the restrictive covenants of the Indenture agreement and have provided the Company with greater financial flexibility.

The principal amount of the Senior Notes remains fixed at U.S. $300 million. The value of the notes shown on the consolidated balance sheets varies in response to movement in the Canadian/U.S. dollar exchange rate. Standards & Poor's Rating Services ("S&P") and Moody's Corporation ("Moody's") have rated the Company as B+ stable and B1 stable respectively, as at December 31, 2005. The U.S. $300 million 7 5/8% Senior Notes are rated as B stable and B2 stable.

The Company expects internally generated operating cash flow together with other available financing options, including debt financing, readily accessible equity markets, and potential minor non-core property dispositions, will fund its planned 2006 capital program while maintaining fiscal responsibility.


CONTRACTUAL OBLIGATIONS

As part of normal business, Compton has entered into arrangements and incurred obligations that will impact our future operations and liquidity, some of which are reflected as liabilities in the consolidated financial statements. The following table summarizes the Company's contractual obligations as at December 31, 2005.

-----------------------------------------------------------------------------------------------------------
                                                          PAYMENTS DUE BY PERIOD
($000s)                                  LESS THAN 1 YEAR       1-3 YEARS    4-5 YEARS     AFTER 5 YEARS
-----------------------------------------------------------------------------------------------------------
Partnership distributions                     $  9,172          $ 21,401      $   -         $       -
Operating leases                                11,277             7,418          -                 -
Office rent                                      1,356               249          -                 -
Senior Notes                                         -             7,870          -           349,770
Other                                               52                 -          -                 -
-----------------------------------------------------------------------------------------------------------
Total                                         $ 21,857          $ 36,938      $   -         $ 349,770
-----------------------------------------------------------------------------------------------------------

The Company has the ability and intends to extend the term of its current borrowings of $178 million on an ongoing basis under its syndicated credit facility and therefore repayment of the facility is not included in the schedule of contractual obligations above.

COMMITMENTS

To prevent the expiration of undeveloped lands, the Company anticipates $65 million of work commitments will be required in 2006. These commitments have been included in our 2006 capital expenditure budget.

GUIDANCE FOR 2006

Compton's 2006 budget was prepared in December 2005, and reflected commodity price forecasts at that time. With the recent decline in natural gas prices, the Company has reassessed its budget in relation to current prices. Current lower prices will reduce cash flow by $80 million from that originally projected if sustained over the remainder of the year. At this juncture, the Company has not revised its drilling and capital programs.

In 2006, Compton will continue to focus on the development of its five natural gas resource plays and conventional crude oil property to maximize reserve recognition and production growth.

SUMMARY OF 2006 GUIDANCE

-----------------------------------------------------------------------------------------------
                                                                        2006 BUDGET RANGE
-----------------------------------------------------------------------------------------------
Capital expenditures ($MILLIONS)                                               $575
Gross wells                                                                     480
Average production
   Natural gas (MMCF/D)                                                     155 to 160
   Liquids (BBLS/D)                                                      11,000 to 11,300
-----------------------------------------------------------------------------------------------
  Total (BOE/D)                                                          37,000 to 38,000
Cash flow from operations ($MILLIONS)                                      $375 to $390
-----------------------------------------------------------------------------------------------

The Company's revised 2006 projected cash flow from operations projection is based upon the following pricing assumptions:

-----------------------------------------------------------------------------------------------
                                                             BENCHMARK            REALIZED
-----------------------------------------------------------------------------------------------
Natural gas                                               AECO Cdn $7.90/GJ    Cdn $8.15/MCF
Crude oil ($/BBL)                                           WTI U.S. $62.00       Cdn $65.00
-----------------------------------------------------------------------------------------------

The average Canadian/U.S. exchange rate is budgeted at $0.85 U.S. = $1.00 Cdn.


CASH FLOW SENSITIVITIES FOR 2006

-----------------------------------------------------------------------------------------------
($millions)
-----------------------------------------------------------------------------------------------
Change of Cdn $0.10/MCF in the benchmark AECO natural gas price                      $4.5
Change of U.S. $1.00/barrel in the benchmark WTI oil price                           $3.0
-----------------------------------------------------------------------------------------------

In the event of significant decreases in commodity prices, increases in exploration costs, or an overall economic downturn, the Company's capital expenditure program can be readily modified.

ADDITIONAL DISCLOSURES

EFFECTIVENESS OF DISCLOSURE CONTROLS AND PROCEDURES

Compton has carried out an evaluation under the supervision and with the participation of its Management, including its President & CEO and VP Finance & CFO, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based upon its evaluation, Compton has concluded that, as of December 31, 2005, the disclosure controls and procedures were effective in all material respects. The term "disclosure controls and procedures" is defined under the Security and Exchange Commission's Exchange Act Rule 13a-15(d) as controls and other procedures of a public company that are designed to ensure both non-financial and financial information required to be disclosed by the company in its periodic reports is recorded, processed, summarized, and reported in a timely fashion.

SARBANES OXLEY SECTION 404 UPDATE

Compton is required to comply with Section 404 of the Sarbanes Oxley Act of 2002. Section 404, together with the Security and Exchange Commission's Exchange Act and other Rules and Regulations, requires Compton to evaluate and certify its internal controls over financial reporting as at December 31, 2006, and have its evaluation and report thereto audited by its independent external auditors.

Compton has developed a plan for meeting these requirements and is working toward the execution of that plan. The Company is currently in the controls remediation phase of the plan and is confident it will meet all the requirements of Section 404 in the time required.

ACCOUNTING ESTIMATES

Accounting estimates require Management to make assumptions regarding matters that are uncertain at the time the estimate is made and may have a material impact on the financial condition of the Company. A comprehensive discussion of Compton's significant accounting policies may be found in Note 1 to the consolidated financial statements.

OIL AND NATURAL GAS RESERVES

The independent petroleum engineering and geological consulting firm of Netherland Sewell evaluated and reported on 100% of Compton's oil and natural gas reserves.

The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production, and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. The Company expects that its estimates of reserves will change with updated information from the results of future drilling, testing, or production levels. Such revisions could be upwards or downwards. Reserve estimates have a material impact on the depletion and depreciation, asset retirement obligations, and impairment costs, all of which could possibly have a material impact on consolidated net earnings.

DEPLETION

Capitalized costs and estimated future expenditures to develop proved reserves, including abandonment costs, are depleted based on the proportion of estimated proved oil and natural gas reserves produced during the year compared to total proved reserves. Investments in unproved properties and major development projects are not amortized until proved reserves associated with the projects can be determined or until impairment occurs. If it is determined that properties are impaired, the amount of the impairment is added to the capitalized costs to be amortized.

In 2005, Compton incurred $106 million of depletion and depreciation. If the proved reserves of the Company were to increase by 5%, the depletion and depreciation expense would decrease by $0.8 million and consolidated net earnings after tax would increase by $0.5 million. If the proved reserves of the Company were to decrease by 5%, the depletion and depreciation expense would increase by $1.9 million and consolidated net earnings after tax would decrease by $1.2 million.

IMPAIRMENT

In applying the full cost method of accounting, Compton periodically calculates a ceiling or limitation on the amount that property and equipment may be carried for on the consolidated balance sheets. An impairment exists if the undiscounted future net cash flows from proved reserves at future commodity prices plus the cost of undeveloped properties is less than the carrying value of the capitalized costs. As at December 31, 2005 the ceiling amount calculated was $2.5 billion in excess of the carrying value of the costs capitalized.

If an impairment is found to exist, the impaired properties are written down to their fair value. The fair value of the assets is calculated based on future net cash flows from proved plus probable reserves, discounted at a risk free interest rate using future commodity prices, plus the cost of undeveloped properties. An impairment may result in a material loss for a particular period; however, future depletion and depreciation expense would be reduced as a result.

Assumptions about reserves and future prices are required to calculate future net cash flows. The assumptions made to estimate reserves have been discussed above. There is significant uncertainty regarding forecasting future commodity prices due to economic and political uncertainties. Future prices are derived from a consensus of price forecasts among recognized reserve evaluators. Estimates of future cash flows assume a long term price forecast and current operating costs per boe plus an inflation factor.

It is difficult to determine and assess the impact of a decrease in proved reserves on impairment. The relationship between reserve estimates and the estimated undiscounted cash flows, and the nature of the property-by-property impairment test is complex. As a result, it is not possible to provide a reasonable sensitivity analysis of the impact that a reserve estimate decrease would have on impairment. No material downward revisions to the Company's reserves are anticipated.

ASSET RETIREMENT OBLIGATION

The Company recognizes the fair value of estimated asset retirement obligations on the consolidated balance sheet when a reasonable estimate of fair value can be made. Asset retirement obligations include those legal obligations where the Company will be required to retire tangible long term assets such as well sites, pipelines, and facilities. The asset retirement cost, equal to the initially estimated fair value of the asset retirement obligation, is capitalized as part of the cost of the related long term assets. Increases in the asset retirement obligations resulting from the passage of time are recorded as accretion of asset retirement obligations in the consolidated statement of earnings. Amounts recorded for asset retirement obligations are subject to uncertainty associated with the method, timing, and extent of future retirement activities. Actual payments to settle the obligations may differ from estimated amounts.

RISK MANAGEMENT

Compton's operations are subject to risks inherent to the oil and natural gas industry. The Company is exposed to financial risks including fluctuations in commodity prices, currency exchange rates, interest rates, credit ratings, and changing expenditure costs due to shifts in market conditions. The Company takes specific measures to manage these risks, particularly those that impact cash flow from operations.

A more detailed discussion of risk factors is presented in the Company's most recent Annual Information Form, filed with securities regulatory authorities on www.sedar.com.

COMMODITY PRICE RISK MANAGEMENT

Compton enters into commodity price contracts to manage risk associated with price volatility to protect cash flow from operations required to fund the Company's capital program. Commodity price risk is actively managed by using costless collars and by balancing physical and financial contracts in terms of volumes, timing of performance, and delivery obligations. Net open positions may exist or may be established to take advantage of market conditions. Net earnings for the year ended December 31, 2005 include realized and unrealized losses of $15 million (2004 - $7 million loss) on these transactions.

The following table outlines commodity hedge transactions which are currently outstanding.

-----------------------------------------------------------------------------------------------------------
COMMODITY                      TERM                     AMOUNT              AVERAGE PRICE           INDEX
-----------------------------------------------------------------------------------------------------------
Natural gas
   Collar         Nov. 2005 - Mar. 2006               40,000 GJ/d        Cdn$8.56 - $12.79          AECO
   Fixed          Nov. 2005 - Mar. 2006               10,000 GJ/d              Cdn$8.60             AECO
   Collar         Apr. 2006 - Oct. 2006               45,000 GJ/d        Cdn$8.33 - $12.23          AECO

Crude oil
   Collar         Jan. 2006 - Dec. 2006              3,000 bbls/d        U.S.$55.00 - $75.17        WTI
-----------------------------------------------------------------------------------------------------------

FOREIGN CURRENCY EXCHANGE RATE RISK MANAGEMENT

Compton is exposed to fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar. Commodity prices are based on U.S. dollar benchmarks that result in Compton's realized price being influenced by the Canadian/U.S. currency exchange rate. Should the Canadian dollar strengthen compared to the U.S. dollar, the negative effect on net earnings would be partially offset by foreign exchange gains on the Company's U.S. dollar denominated Senior Notes. Conversely, should the Canadian dollar weaken compared to the U.S. dollar, the positive effect on net earnings would be partially offset by foreign exchange losses on the Company's U.S. dollar denominated Senior Notes. Cash flow from operations is not impacted by the effects of currency fluctuations on the Company's U.S. dollar denominated Senior Notes.

INTEREST RATE RISK MANAGEMENT

Concurrent with the closing of the Company's 9.90% Senior Notes offering in May of 2002, Compton entered into a cross currency interest rate swap. The swap, which converted fixed rate U.S. dollar interest obligations into floating rate Canadian dollar interest obligations, was entered into to fix the exchange rate on interest payments and take advantage of lower floating interest rates. On repurchase of the majority of 9.90% Senior Notes in November 2005, the Company elected not to collapse the swap and incur the associated costs of $12.2 million. The swap remains outstanding and at December 31, 2005 the Company valued the liability relating to future unrealized losses on the swap arrangement to be $14.8 million (2004 - $11.4 million) determined on a mark-to-market basis. The loss associated with the swap has resulted primarily from the strengthening of the Canadian dollar. Should the Canadian dollar continue to increase against the U.S. dollar, the loss could increase further; alternatively if the Canadian dollar were to weaken the loss would be reduced. Cash settlements of the swap positions are made semi-annual and losses realized will be recorded over the remaining term of the swap agreement which expires in May 2009.

SELECTED QUARTERLY INFORMATION

The following tables set out selected quarterly financial information of the Company for the last two fiscal years.

----------------------------------------------------------------------------------------------------------
                                                   THREE MONTHS ENDED                          YEAR ENDED
----------------------------------------------------------------------------------------------------------
                                        MARCH 31,       JUNE 30,     SEPT. 30,      DEC. 31,      DEC. 31,
($000s, except where noted)                2005           2005          2005          2005          2005
----------------------------------------------------------------------------------------------------------
Average production (BOE/D)                28,714         28,877        29,041        31,042        29,424
Average pricing ($/BOE)                $   41.25      $   46.33     $   54.31     $   64.58     $   51.95

Total revenue                          $ 106,589      $ 121,748     $ 145,114     $ 184,428     $ 557,879
Cash flow from operations              $  52,277      $  62,006     $  74,189     $  89,640     $ 278,112
Per share:  basic                      $    0.43      $    0.49     $    0.58     $    0.71     $    2.21
            diluted                    $    0.41      $    0.47     $    0.56     $    0.67     $    2.11

Operating earnings                     $  15,534      $  18,923     $  25,794     $  33,413     $  93,664

Net earnings                           $  10,059      $  22,034     $  11,127     $  38,106     $  81,326
Per share:  basic                      $    0.08      $    0.17     $    0.09     $    0.30     $    0.65
            diluted                    $    0.08      $    0.17     $    0.08     $    0.28     $    0.62
----------------------------------------------------------------------------------------------------------

Total revenue increased throughout 2005 as the result of high commodity prices and increasing production volumes. Average production increased in the third and fourth quarters, after abnormally wet weather in the summer restricted access in Southern Alberta resulting in flat production volumes in the second quarter. Quarterly net earnings fluctuated due to non-operational items such as unrealized risk management gains and losses and unrealized foreign exchange losses.

FOURTH QUARTER 2005

Average fourth quarter 2005 production increased 7% from the third quarter of 2005, with production in December 2005 reaching approximately 35,500 boe/d. Due to the abnormally wet weather in Southern Alberta during the summer months, well completions, tie-ins, and pipeline constructions were postponed until the fourth quarter. Revenue and net earnings for the quarter benefited from increased production and high commodity prices.

-------------------------------------------------------------------------------------------------------
                                                   THREE MONTHS ENDED                       YEAR ENDED
-------------------------------------------------------------------------------------------------------
                                       MARCH 31,      JUNE 30,    SEPT. 30,    DEC. 31,       DEC. 31,
($000s, except where noted)               2004          2004         2004        2004           2004
-------------------------------------------------------------------------------------------------------
Average production (BOE/D)               25,717        26,295        27,268       28,204        26,876
Average pricing ($/BOE)                $  38.04      $  41.43     $   40.78    $   39.00     $   39.82

Total revenue                          $ 89,031      $ 99,140     $ 102,299    $ 101,189     $ 391,659
Cash flow from operations              $ 40,860      $ 47,698     $  46,844    $  41,729     $ 177,131
Per share:  basic                      $   0.35      $   0.41     $    0.40    $    0.35     $    1.51
            diluted                    $   0.33      $   0.39     $    0.38    $    0.33     $    1.43

Operating earnings                     $ 14,235      $ 15,428     $  10,863    $   6,359     $  46,885

Net earnings                           $ 22,301      $  2,978     $  21,977    $  16,377     $  63,633
Per share:  basic                      $   0.19      $   0.03     $    0.19    $    0.14     $    0.54
            diluted                    $   0.18      $   0.02     $    0.18    $    0.13     $    0.51
-------------------------------------------------------------------------------------------------------

In 2004, strong overall commodity prices and increasing production improved total revenue on a quarterly basis. Average production in 2004 grew as a result of the Company's ongoing drilling program and the resolution of facility and pipeline restrictions in Southern Alberta. Net earnings in the second quarter of 2004 was impacted by an unrealized risk management loss of $7 million after tax and an unrealized foreign exchange loss of $4 million after tax. Net earnings in the first, third, and fourth quarters in 2004 benefited from unrealized risk management gains.


SELECTED ANNUAL INFORMATION

------------------------------------------------------------------------------------------------------------
Years ended December 31, ($000s)                                     2005             2004           2003
------------------------------------------------------------------------------------------------------------
Total revenue                                                    $   557,879      $   391,659    $   346,565
Net earnings                                                     $    81,326      $    63,633    $   118,880
Per share:  basic                                                $      0.65      $      0.54    $      1.02
            diluted                                              $      0.62      $      0.51    $      0.97
Total assets                                                     $ 1,755,489      $ 1,330,611    $ 1,064,320
Total long term financial liabilities                            $   535,540      $   198,594    $   213,246
------------------------------------------------------------------------------------------------------------

Total revenue in 2005 was higher than in the two previous years due to a combination of increased production and higher commodity prices. Net earnings in 2005 increased $18 million, 28%, from 2004 and were reduced by non-recurring one-time costs of $14.4 million ($20.8 million before taxes) relating to the repurchase of U.S.$158.25 million of 9.90% Senior Notes.

Total assets increased from the prior year primarily due to capital expenditures of $514 million. The change in long term financial liabilities at December 31, 2005 resulted from the Company issuing U.S.$300 million Senior Notes and reclassifying bank debt as long term.

Net earnings in 2004 decreased from the prior year as 2003 benefited from a $38 million after tax unrealized foreign exchange gain on the Company's U.S. dollar denominated debt and a $37 million recovery of future income taxes relating to statutory income tax rate changes.

Total assets were $1.3 billion at December 31, 2004, an increase of 25% from the prior year due to capital expenditures of $316 million. The change in long term financial liabilities at December 31, 2004 resulted from an unrealized gain due to the translation of the Company's U.S. $165 million Senior Notes.

TRADING AND SHARE STATISTICS

As at March 15, 2006 there were 127,272,451 common shares outstanding, including 12,505,627 stock options outstanding.

-----------------------------------------------------------------------------------------------------------
                                                                    2005           2004           2003
-----------------------------------------------------------------------------------------------------------
Average daily trading volume (000s)                                 736,416         674,764        686,100
Share price ($/share)
     High                                                       $     18.66     $     11.43      $    6.35
     Low                                                        $      9.80     $      5.89      $    4.40
     Close                                                      $     17.10     $     10.85      $    6.00
Market capitalization at December 31 ($000s)                    $ 2,176,205     $ 1,273,282      $ 698,535
Shares outstanding (000s)                                           127,263         117,354        116,423
-----------------------------------------------------------------------------------------------------------

FURTHER INFORMATION

Additional information about Compton, including the Company's Annual Information Form, is available on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com.


FORWARD LOOKING STATEMENTS

CERTAIN INFORMATION REGARDING THE COMPANY CONTAINED HEREIN CONSTITUTES FORWARD LOOKING STATEMENTS UNDER THE MEANING OF APPLICABLE SECURITIES LAWS, INCLUDING THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD LOOKING STATEMENTS INCLUDE ESTIMATES, PLANS, EXPECTATIONS, OPINIONS, FORECASTS, PROJECTIONS, GUIDANCE OR OTHER STATEMENTS THAT ARE NOT STATEMENTS OF FACT, INCLUDING STATEMENTS REGARDING (I) CASH FLOW, PRODUCTION, CAPITAL EXPENDITURES AND PLANNED WELLS IN 2006, AND (II) OTHER RISKS AND UNCERTAINTIES DESCRIBED FROM TIME TO TIME IN THE REPORTS AND FILINGS MADE BY COMPTON WITH SECURITIES REGULATORY AUTHORITIES. ALTHOUGH COMPTON BELIEVES THAT THE EXPECTATIONS REFLECTED IN SUCH FORWARD LOOKING STATEMENTS ARE REASONABLE, IT CAN GIVE NO ASSURANCE THAT SUCH EXPECTATIONS WILL PROVE TO HAVE BEEN CORRECT. THERE ARE MANY FACTORS THAT COULD CAUSE FORWARD LOOKING STATEMENTS NOT TO BE CORRECT, INCLUDING RISKS AND UNCERTAINTIES INHERENT IN THE COMPANY BUSINESS. THESE RISKS INCLUDE, BUT ARE NOT LIMITED TO: CRUDE OIL AND NATURAL GAS PRICE VOLATILITY, EXCHANGE RATE FLUCTUATIONS, AVAILABILITY OF SERVICES AND SUPPLIES, OPERATING HAZARDS AND MECHANICAL FAILURES, UNCERTAINTIES IN THE ESTIMATES OF RESERVES AND IN PROJECTIONS OF FUTURE RATES OF PRODUCTION AND TIMING OF DEVELOPMENT EXPENDITURES, GENERAL ECONOMIC CONDITIONS, THE ACTIONS OR INACTIONS OF THIRD PARTY OPERATORS AND REGULATORY PRONOUNCEMENTS. COMPTON MAY, AS CONSIDERED NECESSARY IN THE CIRCUMSTANCES, UPDATE OR REVISE FORWARD LOOKING INFORMATION, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS, OR OTHERWISE. THE COMPANY'S FORWARD LOOKING STATEMENTS ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THIS CAUTIONARY STATEMENT.

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


NON-GAAP FINANCIAL MEASURES

INCLUDED IN THE MD&A AND ELSEWHERE IN THIS REPORT ARE REFERENCES TO TERMS USED IN THE OIL AND GAS INDUSTRY SUCH AS CASH FLOW FROM OPERATIONS, CASH FLOW PER SHARE AND OPERATING EARNINGS. THESE TERMS ARE NOT DEFINED BY GAAP IN CANADA AND CONSEQUENTLY ARE REFERRED TO AS NON-GAAP MEASURES. NON-GAAP MEASURES DO NOT HAVE ANY STANDARDIZED MEANING AND THEREFORE REPORTED AMOUNTS MAY NOT BE COMPARABLE TO SIMILARLY TITLED MEASURES REPORTED BY OTHER COMPANIES.

CASH FLOW FROM OPERATIONS SHOULD NOT BE CONSIDERED AN ALTERNATIVE TO, OR MORE MEANINGFUL THAN, CASH PROVIDED BY OPERATING, INVESTING AND FINANCING ACTIVITIES OR NET EARNINGS AS DETERMINED IN ACCORDANCE WITH CANADIAN GAAP, AS AN INDICATOR OF THE COMPANY'S PERFORMANCE OR LIQUIDITY. CASH FLOW FROM OPERATIONS IS USED BY COMPTON TO EVALUATE OPERATING RESULTS AND THE COMPANY'S ABILITY TO GENERATE CASH TO FUND CAPITAL EXPENDITURES AND REPAY DEBT.

OPERATING EARNINGS REPRESENTS NET EARNINGS EXCLUDING CERTAIN ITEMS THAT ARE LARGELY NON-OPERATIONAL IN NATURE AND SHOULD NOT BE CONSIDERED AN ALTERNATIVE TO, OR MORE MEANINGFUL THAN, NET EARNINGS AS DETERMINED IN ACCORDANCE WITH CANADIAN GAAP. OPERATING EARNINGS IS USED BY THE COMPANY TO FACILITATE COMPARABILITY OF EARNINGS BETWEEN PERIODS.

USE OF BOE EQUIVALENTS

THE OIL AND NATURAL GAS INDUSTRY COMMONLY EXPRESSES PRODUCTION VOLUMES AND RESERVES ON A BARREL OF OIL EQUIVALENT ("BOE") BASIS WHEREBY NATURAL GAS VOLUMES ARE CONVERTED AT THE RATIO OF SIX THOUSAND CUBIC FEET TO ONE BARREL OF OIL. THE INTENTION IS TO SUM OIL AND NATURAL GAS MEASUREMENT UNITS INTO ONE BASIS FOR IMPROVED MEASUREMENT OF RESULTS AND COMPARISONS WITH OTHER INDUSTRY PARTICIPANTS. COMPTON HAS USED THE 6:1 BOE MEASURE WHICH IS THE APPROXIMATE ENERGY EQUIVALENCY OF THE TWO COMMODITIES AT THE BURNER TIP. HOWEVER, BOES DO NOT REPRESENT A VALUE EQUIVALENCY AT THE PLANT GATE WHERE COMPTON SELLS ITS PRODUCTION VOLUMES AND THEREFORE MAY BE A MISLEADING MEASURE IF USED IN ISOLATION.


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